Exhibit 16.1
Securities and Exchange Commission
Station Place
100 F. St., NE
Washington, D.C. 20549
RE: Pure Earth, Inc.
Commissioners:
We have read the statements made by Pure Earth, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission as Item 14 of a Form 10 General Form for Registration of Securities of Pure Earth, Inc. dated August 2008. We agree with the statements concerning our Firm in Such Form 10.
Very truly yours,
/s/ Skoda Minotti
SKODA MINOTTI
Certified Public Accountants
Mayfield Village, Ohio
August 7, 2008

Skoda Minotti | Certified Public Accountants | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615 | www.skodarninotti.com

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The independent registered public accounting firm of Skoda Minotti served as our independent public accountants with respect to the audit of our consolidated financial statements as of and for the year ended December 31, 2006, and the audit of the combined financial statements of the Casie Group as of and for the years ended December 31, 2006 and 2005 and the period ended March 30, 2007, each of which has been included in this registration statement. In December 2007, upon the recommendation of our board of directors, we approved the dismissal of Skoda Minotti as our independent registered public accounting firm, which dismissal was communicated to Skoda Minotti on January 3, 2008. On January 2, 2008, we decided to engage, and did engage, Marcum & Kliegman LLP to serve as our independent registered public accountant firm with respect to the audit of our 2007 consolidated financial statements.

The reports of each of our independent registered public accounting firms on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and the subsequent period prior to our engagement of Marcum & Kliegman, we did not consult with Marcum & Kliegman regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter related to a “disagreement” or “reportable event,” as such terms are defined in Item 304(a) of Regulation S-K. Also, except as described below, in connection with the dismissal of Skoda Minotti and the engagement of Marcum & Kliegman, there was no disagreement of the type described in Item 304(a)(1)(iv) of Regulation S-K, no reportable event described in Item 304(a)(1)(v) of Regulation S-K, and, during the 2008 fiscal year to date, no transactions or event similar to the foregoing, in each case where the transaction or event was material and was accounted for or disclosed in a manner different from that which the former accountants apparently would have concluded was required.

During the preparation of our consolidated financial statements for the year ended December 31, 2007, we and Marcum & Kliegman determined that it was necessary to restate the previously issued consolidated financial statements for the prior year due to certain errors with respect to the application of U.S. generally accepted accounting principles. This conclusion materially impacted the fairness and reliability of the previously issued audit report and consolidated financials statement as of and for the year ended December 31, 2006, issued by Skoda Minotti. We discussed the restatement issues with Skoda Minotti, and that firm performed additional audit procedures on the restated consolidated financial statements as of and for the year ended December 31, 2006, and reissued the firm’s audit opinion on those financial statements. The restatement of our consolidated financial statements as of and for the year ended December 31, 2006 was discussed with our board of directors and we have also authorized Skoda Minotti to respond fully to any inquiries of Marcum & Kliegman concerning the subject matter of the restatement. The restated consolidated financial statements and the accompanying notes corrected errors relating to:

•	the application of purchase accounting for acquisitions and asset purchases made by us on January 20, 2006, including the initial valuation and recording of customer lists and fixed assets acquired;

•	the subsequent accounting and amortization of the customer lists and fixed assets acquired;

•	the accounting for the convertible debentures and related warrants we issued in June and July 2006; and

•	entries that we had previously concluded were immaterial to our consolidated financial statements for prior periods.

Additionally, we recorded adjustments for the income tax effects of these restatement adjustments.

During each of the fiscal years ended December 31, 2006 and December 31, 2007 and the subsequent interim period from January 1, 2008 through our notice to Skoda Minotti on January 3, 2008 of dismissal of that firm, there were no disagreements between us and Skoda Minotti on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement, if not resolved to the satisfaction of Skoda Minotti, would have caused it to make reference to the subject matter of the disagreement in connection with its reports. Furthermore, during this time period, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, with respect to Skoda Minotti.

We have requested Skoda Minotti to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter has been filed as Exhibit 16.1 to this registration statement.